Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

May 26, 2022
Re:	Snail, Inc. Draft Registration Statement on Form S-1 Submitted on November 4, 2021 CIK No. 0001886894

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Joseph Kempf Robert Littlepage Patrick Faller Jeff Kauten

Ladies and Gentlemen:

On behalf of our client, Snail, Inc., a Delaware corporation (“SnaiI” or the “Company”), we are responding to certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Snail’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886894) (the “Registration Statement”) contained in the Staff’s letter dated December 2, 2021. Snail has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 4”) together with this response letter. Submission No. 4 also contains certain additional updates and revisions.

Set forth below are Snail’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Snail’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 4 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 4.

Draft Registration Statement on Form S-1

Components of our Results of Operation, page 54

8.	Please identify the top platform providers presented in the table disclosing the proportion of total net revenue associated with each platform provider.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 56.

CONFIDENTIAL

Description of Capital Stock
Common Stock, page 86

Underwriting
No Sales of Similar Securities, page 96

9.	Please disclose the exceptions to the lock-up agreements with your officers, directors and other existing security holders.

Response: The Company respectfully acknowledges the Staff’s comment. The terms and exceptions to the lock-up agreements with the Company’s officers, directors and other security holders are presently subject to ongoing negotiation. The Company will address the Staff’s comment in a subsequent amendment of the Company’s Registration Statement on Form S-1.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or John Runne at (212) 450-3278 (john.runne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Heidy Chow
Jim Tsai

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